Exhibit 99.1

Sprout Organics and CoComelon Launch First-Ever Food-Brand Collaboration | Co-branded Products will be Available in Walmart Stores Nationwide

Partnership Brings Fun to "Munchtime" with Baby Food Pouches, Wafflez and Curlz snacks

MONTVALE, N.J., Feb. 16, 2022 /CNW Telbec/ - Today, Sprout Organics – known for making delicious organic meals and snacks for babies and toddlers – launches a co-branded product line with "CoComelon," across North America. The partnership, the first of its kind, features kiddos' favorite loveable characters, J.J., YoYo, TomTom, and more. As one of the most popular kids' entertainment properties of the streaming age, "CoComelon" captivates kids across the globe and Sprout will now bring that fun to mealtime with a sampling of veggie-packed purees and wholesome snacks made with real, organic ingredients.

"Making mealtime fun is in our DNA, and this collaboration takes that promise to a whole new level," said Capp Culver, CEO of Sprout Organics. "We're thrilled to bring the beloved 'CoComelon' characters to life through organic foods that kids will love and parents can feel good about, making meal and snack time more fun for the whole family."

The Sprout Organics x CoComelon line features a range of offerings including Baby Food Pouches for 6-months and up, and Wafflez and Curlz snacks for the pickiest toddlers. The baby food pouches will be available in two delicious combinations: NEW Yes, Yes Veggies (made from organic peas, organic pear, organic apple, organic banana, organic green beans, organic kiwi, and organic broccoli) and Apple Oatmeal Raisin with Cinnamon, packaged in 'mess proof' pouches. Pumpkin Butter and Jelly Wafflez, Broccoli Curlz and White Cheddar Curlz will all feature the loveable "CoComelon" characters with more varieties launching throughout the year.

With more than 110 million subscribers worldwide, "CoComelon" is the #1 children's entertainment and educational show in the world with its top three episodes generating nearly nine billion views on YouTube around the world. Additionally, the show was #1 on Netflix and maintains a Top 10 ranking across all genres with the recent launch of Season 3.

"We're constantly looking for new ways to bring fun and excitement to families across the country, and mealtime is such a natural opportunity for us to explore," said Joan Grasso, Head of Consumer Products, North America at Moonbug Entertainment. "Sprout Organics is the perfect veggie-forward brand and partner to bring our characters and songs to life in a way that promotes real, organic ingredients as fuel for little, growing minds and bodies."

Sprout Organics Enters Walmart with "CoComelon" Collaboration

Sprout Organics will also launch in Walmart nationwide with Sprout Organics x CoComelon products available on Walmart.com by early March and rolling out to close to 900 Walmart stores in April 2022. The initial product offering across Walmart will include 5 SKUs, featuring Blueberry & Apple Wafflez and Berry Grape Smoothie Pouch available exclusively at Walmart, along with the new Yes, Yes Veggies and Apple, Oatmeal, Raisin & Cinnamon Pouches and Broccoli Curlz.

"We're delighted to begin this valued partnership with Walmart with the launch of our Sprout x CoComelon products," said Capp Culver, CEO Sprout Organics. "Both Walmart and Sprout are committed to making affordable, high-quality organic products accessible for families across the country. This expansion onto the shelves of Walmart greatly elevates our ability to do this, while also bringing the fun and delight of CoComelon to snacking and mealtime. Together, we know kids will say 'Yes, Yes' to more veggies!"

"We're so pleased to introduce the Sprout Organics CoComelon collaboration at select Walmart locations and on Walmart.com," says Noemi Dominguez, Merchant, on behalf of Walmart, "Sprout Organics and 'CoComelon' bring together the best of what we can offer our children – making mealtime and snack time healthy, easy and fun for kids."

With this expansion into Walmart, Sprout Organics will now be available in over 90% of the organic baby food market. Sprout Organics x CoComelon products are also available direct-to-consumer on the Sprout Organics website and on Amazon for suggested retail price ranging from $1.99 to $4.29. For more information on the new product offerings, please visit www.sproutorganics.com.

About Sprout Organics
Sprout Organics is an organic baby food brand that strives to make mealtime easy and fun for parents and babies through delicious snacks and meals made with fresh, organic ingredients. The company aims to make life less complicated, give children a head start in life, and explore new foods with excitement with three simple promises: Keep it real, keep it simple and keep it fun. Sprout uses only the best, real and organic ingredients in everything it makes which means certified organic foods in every bite straight from nature, no GMOs. To learn more, please visit www.sproutorganics.com.

About Moonbug Entertainment
Moonbug Entertainment is an award-winning global entertainment company behind some of the most popular kids' titles in the world. Moonbug's lineup includes global sensations CoComelon, Blippi, Little Baby Bum, My Magic Pet Morphle, Supa Strikas, Go Buster, Playtime with Twinkle, Gecko's Garage, ARPO and many more.

Moonbug's shows are on more than 100 platforms globally, including YouTube, Netflix, Amazon Prime Video, Sky, Super RTL, BBC iPlayer, HBO Max, Tencent, Youku and Roku. In May of 2020, Tubular Labs named Moonbug one of the leading digital kids' entertainment companies in the world based on the total number of minutes watched worldwide.

The company's YouTube channels are viewed over 8 billion times on average every month globally and has more than 440m subscribers. Its portfolio currently stands at 29 IPs and 100+ brand partners and is available in 32 languages.

Moonbug is part of Candle Media, an independent, creator-friendly home for cutting-edge, high-quality, category-defining brands and franchises. By bringing together elite talent operating at the intersection of content, community, and commerce, it helps to position leading entertainment businesses for accelerated, sustainable growth in the current market and beyond. Candle is run by its Co-Chairmen and Co-CEOs, leading entertainment executives Kevin Mayer and Tom Staggs, and backed by investment capital from funds managed by Blackstone's flagship private equity business.

Cocomelon Logo (CNW Group/Neptune Wellness Solutions Inc.)

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SOURCE Neptune Wellness Solutions Inc.

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For further information: Media Contacts: media@neptunecorp.com; Jessica Adkins, SVP Corporate Communications, Neptune Wellness Solutions, Inc., j.adkins@neptunecorp.com; Investor Contacts: Morry Brown, VP Investor Relations, Neptune Wellness Solutions, Inc., m.brown@neptunecorp.com; Valter Pinto or Nick Staab, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 16-FEB-22